$2,000,000,000	FILED PURSUANT TO RULE 433
2.400% SENIOR NOTES DUE 2020	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (stable outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Trade Date:	February 10, 2015
Settlement Date:	February 18, 2015 (T+5 days)
Maturity:	February 18, 2020
Par Amount:	$2,000,000,000
Semi-Annual Coupon:	2.400% per annum
Re-offer Spread to Benchmark:	T5 + 95 basis points
Re-offer Yield:	2.447% per annum
Public Offering Price:	99.780%
Net Proceeds to Citigroup:	$1,989,100,000 (before expenses)
Interest Payment Dates:	The 18th of each February and August, beginning August 18, 2015. Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
RBS Securities Inc.
Santander Investment Securities Inc.
SG Americas Securities, LLC
Wells Fargo Securities, LLC

$2,000,000,000	FILED PURSUANT TO RULE 433

2.400% SENIOR NOTES DUE 2020	FILE NO. 333-192302

Junior Co-Managers:	Apto Partners, LLC
Banca IMI S.p.A.
Barclays Capital Inc.
Capital One Securities, Inc.
CastleOak Securities, L.P.
CAVU Securities, LLC
Daiwa Capital Markets America Inc.
Drexel Hamilton, LLC
Lloyds Securities Inc.
MFR Securities, Inc.
Mischler Financial Group, Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Multi-Bank Securities, Inc.
nabSecurities, LLC
Nomura Securities International, Inc.
RBC Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
Skandinaviska Enskilda Banken AB (publ)
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Telsey Advisory Group LLC
U.S. Bancorp Investments, Inc.
CUSIP:	172967JJ1
ISIN:	US172967JJ16

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.